Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

Commission File No.: 001- 36599

The following communication was provided to employees of MB Financial, Inc. on May 21, 2018.

MEMORANDUM

TO:	All Employees

FROM:	Mitch Feiger

DATE:	May 21, 2018

SUBJECT:	MB Financial, Inc. and Fifth Third Bancorp to Merge

I have exciting news to share — today we announced our intent to merge with Fifth Third Bancorp.  The combination of our organizations will create a powerful bank in Chicago, with 20% market share in commercial banking, the 4th largest deposit market share and nearing 200 locations.  I will serve as Chairman and CEO of Fifth Third Chicago.  I will report to Greg Carmichael, CEO of Fifth Third, and am completely committed, as is the entire MB Senior Management Team, to making this union successful.

Given our long history and strong connections to one another, I know this comes as a surprise to you.  However, I am entirely convinced that the combination of our companies is the right decision for several reasons:

•                  Both organizations share a deep commitment to our cultures, heritage and values.  We have both proudly served the Midwest market for over 100 years and believe in going beyond for our customers, each other and our communities.

•                  We feel the combination of MB and Fifth Third results in the strongest commercial bank in the region.  Our two banks share a relationship-driven approach and put customers at the center of all we do.

•                  With combined branch locations nearing 200, Fifth Third’s advanced digital capabilities and an enhanced product set will make us more competitive and benefit many of our clients.

•                  Fifth Third also holds the belief that investing in their communities is vital to building a strong organization.  We both hold a deep-rooted commitment to improving lives in the communities we serve — a commitment that will only grow stronger as we combine our forces.

While I am confident this merger will benefit our clients, shareholders and communities, I also recognize that although good for many of our colleagues, it will be difficult for some.

I understand this news will bring about many questions and create concern for many across the company.

While we have some answers now, we do not have them all.  You have the commitment of the entire MB Management Team to uphold our core value of Open Communication throughout this process.

We have planned a series of communications and meetings to keep you informed.

•                  There is an investor call at 8 am CT this morning.  The call may be accessed via webcast at www.53.com under the Investor Events section.  Those unable to listen to the live call may access a webcast replay through the Fifth Third Investor Relations website or a telephone replay by dialing (800) 585-8367.

•                  I will share my thoughts on today’s Monday Morning Conference Call.  Please note that the call will take place at 9:30 am CT.

•                  The press release, Employee FAQ’s, and Key Client Messages are available on MB.net.

•                  A mailbox (mergerquestions@mbfinancial.com) will be set up to take your questions.  Answers will be published weekly on MB.net.

I’ve long said our employees are the heart of MB and our values are what set us apart.  Our values are not just words on paper, but they guide our actions every day; so I ask that they continue to be your guide so you can deliver for your fellow team members and customers.

I am terribly proud of MB.  We have a terrific company.  I know the combination of MB and Fifth Third will create an even better one.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC.  Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.